SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated March 04, 2016 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated March 04, 2016, the Company reported that the Company’s Board of Directors has resolved to call a Noteholders’ Meeting of the 8.500% Notes due 2017, Series No. 1, issued by the Company, to be held on March 23, 2016 at 3 PM (City of Buenos Aires time) on first call; and on April 7, 2016, at 3 PM (City of Buenos Aires time) on second call, at the Company’s registered office located at Bolivar 108, First Floor, City of Buenos Aires, Argentina, to address the following agenda:

1) Appointment of noteholders to approve and sign the minutes of the Noteholders’ Meeting; and

2) Resolution to (i) amend the indenture, dated as of February 2, 2007 (the “Notes 2017 Indenture”) among the Company, The Bank of New York, as trustee, co-registrar, principal paying agent and transfer agent (“Trustee”) and Banco Río de la Plata S.A., as registrar, paying agent, transfer agent, and representative of the Trustee in Argentina to (a) delete in their entirety the following restrictive covenants: Section 3.8 (Listing); Section 3.9 (Maintenance of Corporate Existence; Properties); Section 3.10 (Compliance with Law); Section 3.11 (Reports to the Holders); Section 3.12 (Other Information); Section 3.14 (Further Actions); Section 3.15 (Suspension of Covenants); Section 3.16 (Limitation on Incurrence of Additional Indebtedness); Section 3.17 (Limitation on Restricted Payments); Section 3.18 (Limitation on Asset Sales); Section 3.19 (Limitation on Designation of Unrestricted Subsidiaries); Section 3.20 (Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries); Section 3.21 (Limitation on Liens); Section 3.23 (Limitation on Guarantees); Section 3.24 (Limitation on Transactions with Affiliates); Section 3.25 (Conduct of Business); Section 3.26 (Reports to Holders); Section 3.27 (Change of Control); and Section 6.10 (Reports by IRSA); b) amend certain definitions, restrictive covenants, events of default and other provisions as follows: Section 1.1 (Definitions) – the definition of “Subsidiary” will be modified; Section 4.1 (Events of Default) – clauses (b), (c) and (d) relating to covenant breaches, cross-acceleration rights and unpaid judgments will be deleted in their entirety, and all references to “Significant Subsidiaries” shall be deleted from clauses (e) and (f); Section 8.1 (May Consolidate, etc., on Certain Terms) – clauses (a) and (c) relating to certain requirements for mergers, consolidations, amalgamations or conveyances, transfers or leases of all or substantially all properties or assets by IRSA will be deleted in their entirety; and Section 11.4 (Conditions to Total Defeasance) – clauses (c), (d), (e), (f), (g), (i) and (j) relating to certain conditions to total or partial defeasance shall be deleted in their entirety; and (c) amend and/or delete certain definitions: defined terms will be deleted to the extent such terms are no longer used in the Notes 2017 Indenture after the foregoing amendments; section references that cease to have meaning as a result of the foregoing amendments will be eliminated; and additional conforming and corresponding changes to the Indenture and the IRSA Series 1 Notes to effect the foregoing amendments will be made; and (ii) execute of such documents, including, without limitation, such amendments and/or supplements or modifications to the Notes 2017 Indenture as may be applicable as a result of the resolutions adopted pursuant to the foregoing clause (i) above.

Additionally, the Company’s Board of Directors has resolved to call a Noteholders’ Meeting of the 11.500% Notes due 2020, Series No. 2, issued by the Company, to be held on March 23, 2016 at 4 PM (City of Buenos Aires time) on first call; and on April 7, 2016, at 4 PM (City of Buenos Aires time) on second call, at the Company’s registered office located at Bolivar 108, First Floor, City of Buenos Aires, Argentina, to address the following agenda:

1) Appointment of noteholders to approve and sign the minutes of the Noteholders’ Meeting; and

2) Resolution to (i) amend the indenture, dated as of July 20, 2010 (the “Notes 2020 Indenture”) among the Company, The Bank of New York Mellon, as trustee, co-registrar, principal paying agent and transfer agent (“Trustee”) and Banco Santander Río S.A., as registrar, paying agent, transfer agent, and representative of the Trustee in Argentina to (a) delete in their entirety the following restrictive covenants: Section 3.20 (Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries); Section 3.23 (Limitation on Guarantees); (b) amend certain restrictive covenants, events of default and other provisions as follows: Eighth Recital; Section 3.16 (Limitation on Incurrence of Additional Indebtedness); Section 3.17 (Limitation on Restricted Payments); Section 3.19 (Limitation on Designation of Unrestricted Subsidiaries); Section 3.24 (Limitation on Transactions with Affiliates) and Section 4.1 (Events of Default); and (c) amend and/or delete certain definitions: defined terms will be deleted to the extent such terms are no longer used in the Notes 2020 Indenture after the foregoing amendments; section references that cease to have meaning as a result of the foregoing amendments will be eliminated; and make additional conforming and corresponding changes to the Indenture and the IRSA Series 2 Notes to effect the foregoing amendments; and (ii) execute of such documents, including, without limitation, such amendments and/or supplements or modifications to the Notes 2020 Indenture as may be applicable as a result of the resolutions adopted pursuant to the foregoing clause (i) above.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: March 04, 2016